Exhibit 23.4

Consent of Independent Certified Public Accountants

We consent to the incorporation by reference in the Registration Statement on Form S-3 of NGL Energy Partners LP for the registration of common units representing limited partner interests and debt securities, of our report dated November 14, 2012, with respect to the combined financial statements of the Businesses of the Osterman Associated Companies Contributed to NGL Energy Partners LP as of September 30, 2011 and 2010 and for each of the three years in the period ended September 30, 2011 and to the reference to our firm under the caption “Experts” in the prospectus included in the Registration Statement.

/s/ Graham Shepherd PC

Worcester, Massachusetts

July 8, 2013